Exhibit 16.1

February 11, 2021

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

We have read the statements of Gemini Therapeutics, Inc. included under Item 4.01 of its Form 8-K dated February 11, 2021. We agree with the statements concerning our Firm under Item 4.01, in which we were informed on February 5, 2021, of our dismissal following completion of the audit of FS Development Corp’s financial statements for the year ended December 31, 2020, which consists only of the accounts of the pre-Business Combination special purpose acquisition company (FS Development Corp.). We are not in a position to agree or disagree with other statements contained therein.

Very truly yours,

/s/ WithumSmith+Brown, PC

New York, New York